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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

I-FLOW CORPORATION
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
449520303
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	449520303

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
**SEE ITEM 4(b).

CUSIP No.	449520303

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	449520303

1	NAMES OF REPORTING PERSONS John Kleinheinz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

AMENDMENT NO. 2 TO SCHEDULE 13G
This Amendment No. 2 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of Common Stock of I-Flow Corporation, a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on February 14, 2008 as first amended on February 17, 2009 (the “Schedule 13G”).
This Amendment is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (the “LDC”), and John Kleinheinz, the principal of both Kleinheinz and LDC. This Amendment relates to shares of Common Stock of the Issuer held by Kleinheinz for the account of private investment funds for which Kleinheinz acts as investment adviser.

Item 1(a)	Name of Issuer.
No Change.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
No Change.

Item 2(a)	Name of Person Filing.
No Change.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
No Change.

Item 2(c)	Citizenship or Place of Organization.
No Change.

Item 2(d)	Title of Class of Securities.
No Change.

Item 2(e)	CUSIP Number.
No Change.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
No Change.

Item 4	Ownership.
(a - c)	Kleinheinz, LDC and John Kleinheinz cease to be beneficial owners of any shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
No change.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
No Change.

Item 8	Identification and Classification of Members of the Group.
No Change.

Item 9	Notice of Dissolution of Group.
No Change.

Item 10	Certification.
No change.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2010

KLEINHEINZ CAPITAL PARTNERS, INC.
By:	/s/ John B. Kleinheinz
	Name:	John B. Kleinheinz
	Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC
By:	/s/ John B. Kleinheinz
	Name:	John B. Kleinheinz
	Title:	Managing Director

By:	/s/ John B. Kleinheinz
John B. Kleinheinz